

June 6, 2012

<u>Via E-mail</u>
Moses Gross
President
WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218

   Re: WNS Studios, Inc.
     Amendment No. 4 to Registration Statement on Form S-1
     Filed on May 22, 2012
     File No. 333-172050

Dear Mr. Gross:

  We have reviewed your responses to the comments in our letter dated May 2, 2012 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1 and reissue in part. Because it appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

<u>Prospectus Summary, page 3</u>

<u>Going Concern Considerations, page 4</u>

2. We note your disclosure in this section that you are "neither raising additional funds nor ha[ve] any plans to raise any capital." In the Description of Business and Plan of Operation sections, however, you state that you "plan to promote the scripts to private investors in an effort to raise financing through private placement offerings of debt or equity" and that you plan to finance your "planned operations through the offering of debt or equity securities to private investors." Please revise for consistency or advise.

3. Please also revise the third paragraph of this section to clarify, if true, that the indebtedness you borrowed from May 15, 2009 to April 30, 2011 that was subsequently cancelled is different from the amount you have borrowed from P&G Holdings.

Risk Factors, page 5

We expect losses in the future, page 6

4. Please revise this second sentence of this risk factor to clarify that your net income for the nine months ended January 31, 2012 is after the extinguishment of debt of $52,894 or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview; Plan of Operation, page 22

5. We note your response to our prior comment 8 and your revised disclosure. Please revise throughout this section to state that there is no guarantee that you will be able to obtain financing through private offerings of debt or equity or advise.

6. We note your response to our prior comments 8 and 9 and your revised disclosure. You must have a reasonable basis for all forward looking disclosure. See Item 10(b) of Regulation S-K. You state that your film market sales and royalties are estimated based on "current market pricing and management's current expectations." However, as you do not include any recent market pricing or sales data for studios or films comparable to you and you have yet to locate a script suitable for production or produce and distribute a film, it does not appear that you have a reasonable basis at this point to project that you will earn over $9 million in revenue for two productions. As such, please revise to delete your revenue projections or advise.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        David Lubin, Esq.
        (516) 887-8250